UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

Our ref: ANN2002/UOB2002/UOB-A35/atl

14 October 2002

File No. 82-2947

02 OCT 29 AM 11:45

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

02055565

PROPOSED DISTRIBUTION BY UNITED OVERSEAS BANK LIMITED OF 31.12 PER CENT. OF THE ISSUED SHARE CAPITAL OF HAW PAR CORPORATION LIMITED

SUPPL

Dear Sir

We enclose a copy of our Announcement dated 14 October 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc

dlw 11/18

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)

PROPOSED DISTRIBUTION BY UNITED OVERSEAS BANK LIMITED OF 31.12 PER CENT. OF THE ISSUED SHARE CAPITAL OF HAW PAR CORPORATION LIMITED

1. Introduction

1.1 The Board of Directors of United Overseas Bank Limited ("**UOB**") announces a proposed distribution in specie (the "**Distribution**") of 64,251,957 ordinary shares of par value S$1.00 each in the capital of Haw Par Corporation Limited ("**Haw Par**"), representing approximately 31.12 per cent. of the issued share capital of Haw Par. These shares are part of the 84,896,691 ordinary shares of par value S$1.00 each in the capital of Haw Par currently held by UOB, representing approximately 41.12 per cent. of the issued share capital of Haw Par. The Distribution to all the shareholders of UOB will be effected by way of a dividend in specie, free of encumbrances and together with all rights attaching thereto on and from the date the Distribution is effected.

1.2 Following completion of the Distribution, UOB will continue to hold 20,644,734 ordinary shares of par value S$1.00 each in the capital of Haw Par, representing approximately 10.00 per cent. of the issued share capital of Haw Par.

1.3 Haw Par is a public limited company which is listed on the main board of the Singapore Exchange Securities Trading Limited ("**SGX-ST**"), and has an issued share capital comprising of 206,447,345 ordinary shares of S$1.00 each ("**Haw Par Shares**").[1]

2. Rationale for the Distribution

2.1 The Distribution is undertaken by UOB with a view towards complying with the Monetary Authority of Singapore's pronouncement on the segregation of financial and non-financial businesses and the Banking Act, Chapter 19 of Singapore (the "**Banking Act**").

2.2 Haw Par is considered a non-financial business and, accordingly, UOB is required to divest of its shareholdings in Haw Par to a maximum permissible shareholding of 10 per cent. of the issued capital of Haw Par. The Distribution enables UOB to make significant progress towards compliance with the Banking Act. UOB intends to retain 10.00 per cent. of the issued share capital of Haw Par as an investment.

2.3 The Board of Directors of UOB has considered various divestment objectives and believes that the Distribution represents the most attractive divestment option for both UOB and its shareholders for the following reasons:

(1) Return of Shareholder Value. UOB shareholders holding shares in the capital of UOB on a date to be determined by the Directors (the "**Books Closure Date**") will be entitled to the Distribution free of payment;

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[1] Based on a search conducted at the Registry of Companies on 10 October 2002.

(2) Shareholder Autonomy. Following the Distribution, UOB shareholders who receive the Haw Par Shares will be able to decide independently on how they wish to deal with such Haw Par Shares; and

(3) Low Execution Risk. The Distribution is a relatively swift and efficient way of divesting part of UOB's shareholding in Haw Par. In the current volatile market environment, the Distribution provides certainty of divestment without compromising value realisation to UOB shareholders.

3. Details of the Distribution

3.1 Pursuant to the Distribution, for every 10,000 ordinary shares of S$1.00 each in the capital of UOB held by shareholders on the Books Closure Date, each shareholder will receive between a minimum of 408.17 and a maximum of 408.84 Haw Par Shares, fractional entitlements to be disregarded, except that the Haw Par Shares which would otherwise be distributed to Haw Par pursuant to the Distribution (in its capacity as a shareholder of UOB) shall be dealt with in the manner described in paragraph 3.3 below.

The final number of Haw Par Shares to be received by each UOB shareholder will depend on the number of shares in the capital of UOB ("**UOB Shares**")[2] that are in issue as at the Books Closure Date. For illustrative purposes, if the number of issued UOB Shares remains unchanged at 1,571,579,625 UOB Shares and none of the outstanding options to subscribe for new UOB Shares granted pursuant to UOB Executives' Share Options Scheme and the UOB 1999 Share Option Scheme (the "**Option Schemes**") are exercised prior to the Books Closure Date, a shareholder who holds 10,000 UOB Shares on the Books Closure Date will receive 408 Haw Par Shares.

3.2 The resultant fractional Haw Par Shares, if any, will be aggregated and sold for the benefit of UOB.

3.3 As at 30 September 2002, Haw Par holds 62,882,816 UOB Shares, representing approximately 4 per cent. of the issued share capital of UOB. Even though Haw Par is a shareholder of UOB and would have been entitled to receive approximately 1.25 per cent. of the issued share capital of Haw Par,[3] Haw Par is prohibited from holding its own shares. The Haw Par Shares which would otherwise be distributed to Haw Par pursuant to the Distribution will be distributed to such person as the Directors of UOB may nominate for the purpose of disposing such Haw Par Shares and the net proceeds arising from such disposal will be distributed to Haw Par.

3.4 Shareholders who receive odd lots of Haw Par Shares pursuant to the Distribution and who wish to trade such odd lots on the SGX-ST should note that an application will be made to the SGX-ST to set up a temporary counter for the trading of the smaller board lots of Haw Par Shares for a period of one month after the completion of the Distribution for the convenience of such shareholders. Further details of the application will be announced later.

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2 As at 10 October 2002, the total issued share capital of UOB is $1,571,579,625 comprising 1,571,579,625 UOB Shares.

3 Based on 206,447,345 Haw Par Shares in issue as disclosed in a search conducted at the Registry of Companies on 10 October 2002, and on the basis that the number of issued UOB Shares remains unchanged at 1,571,579,625 UOB Shares as at the Books Closure Date.

4. **Financial Effects of the Distribution**

Based on the current share price of Haw Par Shares, the UOB group of companies will record an exceptional gain of approximately S$90 million as a result of the Distribution. There will not be a material impact on the net tangible assets and the net gearing of the UOB group of companies as a result of the Distribution.

5. **Approvals Required**

The Distribution, which will be effected by way of a dividend in specie, is conditional upon, *inter alia*, the following:

(1) the approval of the SGX-ST; and

(2) the approval of UOB shareholders at an extraordinary general meeting ("**EGM**") to be convened in respect of the Distribution.

6. Interests of Substantial Shareholders and Directors

6.1 As at 10 October 2002, the interests of the Directors in UOB according to the Register of Directors' shareholdings are as follows:

	Number of UOB Shares				
Director	Direct Interest	%[1]	Deemed Interest	%[1]	Number of new UOB Shares comprised in outstanding options granted pursuant to the Option Schemes
Wee Cho Yaw	16,390,248	1.04	146,375,326	9.31	-
Lee Hee Seng	562,341	0.04	223,303	0.01	-
Wee Ee Cheong	2,794,899	0.18	143,985,251	9.16	-
Koh Beng Seng	-	-	-	-	-
Ngiam Tong Dow	-	-	4,600	NM[2]	-
Ernest Wong Yuen Weng	50,000	NM[2]	-	-	-
Wong Meng Meng	-	-	-	-	-
Sim Wong Hoo	-	-	-	-	-
Philip Yeo Liat Kok	-	-	-	-	-
Dr Cham Tao Soon	-	-	4,520	NM[2]	-
Tan Kok Quan	-	-	95,038	NM[2]	-
Prof Lim Pin	-	-	-	-	-
Mrs Margaret Lien Wen Hsien	99,783	NM[2]	81,538,287	5.19	-
Ng Boon Yew	-	-	5,280	NM[2]	-

[1] Based on the issued share capital of UOB of S$1,571,579,625 comprising 1,571,579,625 UOB Shares as at 10 October 2002.

[2] Not Meaningful.

Save as disclosed in this paragraph, no Director has any interest, direct or indirect, in the Distribution, other than by reason only of being a Director or a holder of UOB Shares.

6.2 As at 10 October 2002, the interests of the substantial shareholders of UOB according to the Register of Substantial Shareholders are as follows:

	Number of UOB Shares					
Substantial Shareholder	Direct Interest	%	Deemed Interest	%	Total Interest	%
Lien Ying Chow	316,516	0.02	81,321,554[1]	5.17	81,638,070	5.19
Lien Ying Chow (Pte) Ltd	-	-	81,221,771[1]	5.17	81,221,771	5.17
Wah Hin & Company (Pte) Ltd	65,621,771	4.18	15,600,000	0.99	81,221,771	5.17
Wee Cho Yaw	16,390,248	1.04	143,626,741[2]	9.14	160,016,989	10.18
Wee Ee Cheong	2,794,899	0.18	143,951,011[2]	9.16	146,745,910	9.34
Wee Ee Chao	141,164	0.01	114,602,696[2]	7.29	114,743,860	7.30
Wee Ee Lim	1,606,834	0.10	143,933,758[2]	9.16	145,540,592	9.26
Wee Investments Pte Ltd	110,909,021	7.06	571,021	0.03	111,480,042	7.09

[1] Lien Ying Chow and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in 81,221,771 UOB Shares held by Wah Hin & Company (Pte) Ltd.

[2] Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in 111,480,042 UOB Shares held by Wee Investments Pte Ltd.

6.3 As at the date of this Announcement, Mr Wee Cho Yaw is a shareholder of Haw Par. Mr Wee Cho Yaw, his immediate family and companies controlled by them own or control approximately 15.03 per cent. of the issued share capital of Haw Par. After the Distribution, Mr Wee Cho Yaw, his immediate family and companies controlled by them will become the largest shareholding group in Haw Par and will in aggregate hold approximately 18.48 per cent. of the issued share capital of Haw Par.[4]

6.4 Mr Wee Cho Yaw and Mr Wee Ee Cheong, who are Directors of UOB, have informed UOB that they, their immediate family and companies controlled by them (who together in aggregate own or control approximately 11.09 per cent. of the issued share capital of UOB) will abstain from voting in respect of the Distribution at the EGM.

7. Financial Adviser

UOB has appointed J.P. Morgan Securities Asia Pte Ltd as its financial adviser in respect of the Distribution.

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[4] Based on 206,447,345 Haw Par Shares in issue as disclosed in a search conducted at the Registry of Companies on 10 October 2002, and on the basis that the number of issued UOB Shares remains unchanged at 1,571,579,625 UOB Shares as at the Books Closure Date.

8. Despatch of Documents

A circular containing further details of the Distribution, together with the notice of the EGM, will be despatched to UOB shareholders in due course.

9. Further Information

For further information, please contact the following persons:

Mr Peter Heng / Ms Samantha Yik
United Overseas Bank Limited
Telephone: (65) 6539 3980/ (65) 6593 3970
Fax: (65) 6538 2559

Mr Philip Lee
Managing Director, Head of Investment Banking, South East Asia
J.P. Morgan Securities Asia Pte Ltd
Telephone: (65) 6882 2823
Fax: (65) 6882 1589

By order of the Board

Vivien Chan
Company Secretary
United Overseas Bank Limited

14 October 2002